REVISED SCHEDULE A

Schedule A to the Subadvisory Agreement, dated April 29, 2010, by and between Allianz Investment Management LLC and Gateway Investment Advisers, LLC is revised to reflect a fee change for the AZL Gateway Fund, as follows:

Effective December 1, 2018, compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the Fund.

Fund Rate

AZL Gateway Fund	0.40% on all assets

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALLIANZ INVESTMENT                                                                          GATEWAY INVESTMENT ADVISERS, LLC
MANAGEMENT LLC

By:  /s/ Brian Muench  By:  /s/ Paul R. Stewart

Name:  Brian Muench                                                                                        Name:  Paul R. Stewart

Title:  President Title:  President and Chief Executive Officer